June 15, 2007

Thomas Westle, Esq.
Blank Rome L.L.P.
405 Lexington Avenue
New York, New York 10174

Re:	Cornerstone Progressive Return Fund
	File Nos. 333-142920 and 811-22066

Dear Mr. Westle:

	We have reviewed the registration statement on Form N-2 for the
Cornerstone Progressive Return Fund ("Fund") filed with the
Commission on May 14, 2007.  We have the following comments.

Prospectus

Cover

	Please confirm that Cornerstone will not recoup from the Fund any offering or organization cost reimbursements it makes to the Fund. Please include the reimbursement agreement as an exhibit to the registration statement.

	Please confirm that the disclosure of the Fund`s lack of trading history and attendant risks, and all remaining disclosure required by
Item 1.1.i. of Form N-2 will be prominent.  See Item 1.1.i. of
Form
N-2.

	The description of the Fund`s primary investment objective is confusing, as current income, listed as a secondary objective, is necessarily a component of the primary objective, total return.
Please clarify.

Forward Looking Statements

      This section attempts to limit liability for forward-looking statements. Please delete this section. Statements relating to investment companies and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements. See Section 21E (b) (2) (B) & (D) of the Securities Exchange Act of 1934.
Portfolio Contents

	Does the Fund have a policy regarding the average maturity or duration of its debt portfolio? If so, please disclose the policy in the Summary.


	Please disclose the percentage of assets the Fund will invest in emerging market securities.

Summary

The Fund

	Does the Fund have an opinion of tax counsel? If so, please file as an exhibit to the registration statement.

Investment Strategies

	Please summarize the criteria the Adviser will use to select stocks for, and sell stocks from, the Fund`s portfolio.

	Since the Fund may invest up to 15% of its assets in illiquid securities, consider disclosing the policy here. Also include a summary of the risks of investing in illiquid securities.

	Please clarify whether the ETFs and other investment companies in which the Fund will invest also invest predominantly in common stocks.

	Please clarify whether the Fund will issue preferred shares within its first 12 months of existence. If it will, please disclose prominently all the risks to the Fund`s common shareholders arising from the issuance of preferred shares.

Closed-End Fund Structure

	Please explain in your response letter why the Board believes a closed-end structure desirable for the Fund, given the Fund`s policy of investing no more than 15% of its assets in illiquid securities.

Distribution Policy

	The disclosure indicates the Fund will make regular distributions which may include return of capital. Will the Fund be reporting its distribution yield? If so, please confirm that the Fund will not include return of capital in its reported distribution yield. If the Fund cannot state definitively the portion of the distribution that will be characterized as a return of capital, it must have a process whereby it can reasonably estimate the characteristics of the distribution. The Fund should add disclosure to explain that the yield is an estimate, excludes any portion of a distribution that represents a return of capital, and the return of capital portion of the distribution yield will be finalized at the end of the tax year.


      Please include the risks associated with the Fund`s distribution policy in the Summary of Risks.

Summary of Risks

	Please disclose prominently that the Fund`s derivatives strategies may have the effect of reducing gains made by virtue of increases in value of the Fund`s common stocks holdings.

	Please disclose that the Fund may continue to hold debt securities that have been downgraded to below investment grade.
Please also disclose the risks of lower quality debt, and indicate that it is also known as "junk."

	Since the Fund will invest in warrants and preferred stock, please explain why the risks of investing in them are not summarized in this section. Alternatively, please include a discussion of these risks.

Summary of Fund Expenses

	Please remove the footnotes from between the Fee Table and Example and insert them immediately after the Example.
	Please explain to the staff the basis for the assumption that the acquired funds will have an average expense ratio of 1%.
Investment Objectives, Policies and Risks

	Please disclose here the percentage of Fund assets to be invested in derivatives and ETFs.

	Please clarify that the Fund will invest in derivatives for speculative, rather than "non-hedging" purposes.

	In the disclosure concerning the Fund`s securities lending practices, please discuss whether the right to vote the shares passes to the borrower; and disclose the compensation the Fund will pay to those who will invest the cash collateral for the loans.

	Please disclose that bonds in the lowest two investment grade categories have speculative characteristics.

Management of the Fund

	The third paragraph of this section appears to discuss the Adviser`s selection of dealers in a manner inconsistent with that set forth in Section 28 (e) of the Securities Exchange Act. Has the Board approved this policy? Please revise the disclosure to conform to the requirements of Section 28 (e); and confirm that the
Adviser will obtain best price and execution on portfolio transactions of the Fund.

Underwriting

	Please disclose the services underwriters will provide to the Fund in return for the structuring fees the Adviser will pay. How do the services differ from those provided by the Adviser? Please place above the disclosure the heading "Additional Compensation to the Underwriter."

	Did the Fund`s Board consider the fee arrangements between the
Adviser, underwriter and certain others when approving the Advisory
Agreement? Please indicate what services are provided pursuant to the fee agreements. Clarify whether the services are for distribution and therefore subject to the NASD sales load cap.
Please disclose the total compensation to be paid to the underwriter.
Please file any agreements as exhibits to the registration statement.

	Please advise whether the NASD has reviewed and approved the terms of the underwriting agreement.

Statement of Additional Information

	The Fund`s futures contracts investment restriction is confusing and appears to be internally inconsistent regarding whether the Fund may hedge for speculative purposes. Accordingly, please clarify and reconcile the disclosure of this policy.

Investment Restrictions

	Please explain why the definition of "majority" contained in the first paragraph of this section differs from the definition set forth in Section 2(A) (42) of the Act.

Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application (other than that described in the registration statement) or no-action request in connection with the registration statement.

   	Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel





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